

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2016

Via E-mail
Mr. Joseph A. Hoffman, Esq.
Andrews Kurth LLP
Dallas, TX 75201

>      **Re:    Stratus Properties Inc.**
>      **Preliminary Proxy Statement filed on Schedule 14A**
>      **Filed April 21, 2016 by Carl E. Berg, David M. Dean and Michael Knapp**
>      **File No. 001-37716**
>
>      **Definitive Additional Soliciting Materials**
>      **Filed April 25, 2016 by Carl E. Berg, David M. Dean and Michael Knapp**
>      **File No. 001-37716**

Dear Mr. Hoffman:

We have reviewed the above-captioned filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

**Preliminary Proxy Statement filed on Schedule 14A**

General

1. We noticed that the proxy statement and other soliciting material will be available at a dedicated website.  Given the ambiguous use of the term "furnished" in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).  If so, please summarize for us how compliance with rule 14a-16 has been effectuated and/or explicitly indicate that a definitive proxy statement will be mailed via U.S. mail.

2. It has been brought to our attention that John S. Moran contacted Nuveen Asset Management, LLC, the parent corporation of a lender to Status Properties, and employees of Stratus Properties, in connection with matters relating to this solicitation in opposition. Please advise us, with a view toward revised disclosure, whether or not Mr. Moran should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A.

3. Please advise us, with a view toward revised disclosure, whether a group has been formed between Messrs. Berg and Moran within the meaning of Exchange Act Section 13(d)(3) and corresponding Rule 13d-5(b)(1) of Regulation 13D-G.

4. Please advise us, with a view toward revised disclosure, whether or not Mr. Lenehan should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A.

5. Each statement or assertion of opinion or belief made in the your proxy statement and/or additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements, including the following:

   - "The Company has characterized Mr. Lenehan as Mr. Berg's designee on the Board, implying that he had some special responsibility to Mr. Berg outside of his fiduciary duties…"
   - "As part of its entrenchment strategy and in an attempt to control Mr. Berg who was dissatisfied with the performance of the Company's management…"
   - "…the Company requested that Capretta execute what Capretta considered an over-reaching nondisclosure agreement…"
   - "…other than a very brief telephone call between Mr. Armstrong and the chief executive officer of Capretta, which appeared to be a misdial on Mr. Armstrong's part"
   - "…whereby Capretta objected to what it believed was an overreaching confidentiality agreement"
   - "…expressing his [Mr. Berg's] concern over Mr. Armstrong's continually appearing and serious conflicts of interests"
   - "Mr. Berg is interested in having Stratus or its assets sold because he believes that will be virtually the only method by which the stockholders will realize the highest value for their Shares."
   - "…avoid addressing the Capretta Offer without giving it serious consideration…"
   - "…Mr. Berg has heard from numerous participants in the real estate industry that the historical actions of the senior management of the Company…have left many industry participants who could be potential acquirers of the Company's real estate

> assets convinced that any attempt to enter into a reasonable transaction with the Company would be fruitless and a waste of time."

- "Soon after adopting the plan, the Company commenced significantly deviating from the plan, over-leveraging itself and concentrating its capital in too few assets."

As noted, a reasonable factual basis must exist for each statement or assertion of opinion or belief. In addition to the above, please revise throughout your filing to provide support for your statements concerning the company's financial performance, stock price and share value. Please also revise bullet point three on page 20 to clarify that your description of management's decision to adopt an amendment to its poison pill and bylaws is based upon your belief.

6. We note multiple instances where you appear to attribute an opinion to a third party without a factual basis for such attribution. Please revise to provide support for these implications or delete such statements. For example, we note references to Mr. Lenehan's role and/or beliefs with respect to his views and adoption of the company's five-year strategic plan on pages 2 and 19. We also note your unsubstantiated claim regarding Ingalls & Snyder LLC on page 11.

Background to the Solicitation, page 2

7. Please summarize the concerns and detailed reasons and background for submitting your shareholder proposal in your December 19 Letter to the company's newly appointed directors, Messrs. Joseph and Wenker.

8. Please summarize the nature of the "certain documentation" that the company referenced and of which formed the basis for your Initial 220 Request.

9. Please advise us whether Mr. Berg's press releases dated December 8, 2015, December 19, 2015, January 8, 2016 and January 28, 2016 constitute solicitations as defined under Rule 14a-1(l).

Reasons for the Solicitation, page 8

10. We note your disclosure that the Berg Group "would prefer that the board act now to commence a serious, good faith exploration of such a sale, merger or other business combination" may imply that the board has operated or is operating in a manner other than in good faith. Please advise or revise.

<u>We Believe the Company Has Unfairly Manipulated the Election of Directors…, page 11</u>

11. Please provide us with a brief legal analysis in support of your position that the board's appointment of two directors, Messrs. Joseph and Wenker, on December 10, 2015, constitutes an "improper manipulation" of the company's corporate governance and, in doing so, explain the steps, if any, available to the Berg Group in response to this expansion of the board.

12. Please revise to explain what is meant by your reference to Mr. Lenehan as "the only truly independent director."

<u>We Question the Board's Ability to Act in the Best Interests of its Stockholders…, page 11</u>

13. Please disclose the age of each nominee.  Refer to Item 7 of Schedule 14A and corresponding Item 401(a) of Regulation S-K.

<u>Proposal No. 4 The Berg Stockholder Proposal, page 18</u>

14. We note the statement that "the Board effectively removed Mr. Lenehan from the chairmanship of the Nominating Committee and did not nominate Mr. Lenehan for re-election as a director at the 2015 Annual Meeting" in connection with Mr. Lenehan's challenge to the board and management with respect to corporate governance and compensation practices.  Please characterize this statement as your belief.

15. Please characterize your statement regarding the company's management and Mr. Armstrong as being "hostile" in connection with potential transactions and/or negotiations as your belief.

16. Please revise to explain the basis for Mr. Berg's knowledge of the company's consideration of the Capretta Offer.

<u>Voting and Proxy Procedures</u>

<u>Quorum; Broker Nonvotes; Discretionary Voting, page 23</u>

17. We note your disclosure under this heading that suggests that brokers will have discretionary authority with respect to certain matters.  It is our understanding that in a contested election such as this solicitation that involves a non-routine matter, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, regardless of whether such proposal is routine or not.  Please revise your disclosure to clarify.

Solicitation of Proxies, page 24

18. Please confirm that no other persons intend to assist the Berg Group, as defined by you on page 1 to include Messrs. Berg, Dean and Knapp, in the solicitation of proxies. Alternatively, please disclose the information required by Item 4(b)(2) of Schedule 14A.

19. In your next amended filing, please revise to disclose the information required by Item 4(b)(4) of Schedule 14A.

Additional participant Information, page 24

20. Please clarify Mr. Berg's principal occupation or employment. Refer to Item 5(b)(1)(ii) of Schedule 14A.

21. We note your disclosure that Messrs. Berg and Dean have discussed terms and a framework of an arrangement and "agreement in principle," as described on page 4, contemplating the sale of approximately 45,000 shares of Mr. Berg's common stock. Please discuss the details and any contingencies thereto. Refer to Item 5(b)(1)(viii) of Schedule 14A.

22. You indicate that Messrs. Dean and Berg "may" or "could" have an interest in the election of directors and other proposals to be considered at the annual meeting, respectively. It appears inappropriate to qualify these interests given the contemplated arrangement between Messrs. Dean and Berg regarding the purchase of 45,000 shares of Mr. Berg's common stock and Mr. Berg's otherwise significant ownership stake in the company. Refer to Item 5(b)(2) of Schedule 14A. Please advise or revise.

**Definitive Additional Soliciting Materials**

23. In future disclosure, please correctly mark the cover page box to reflect Soliciting Material Pursuant to §240-14a-12. Refer to Rule 14a-3 and Rule 14a-12.

24. Statements of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such statement. For example, in future filings, characterize the statement on page 1 that your nominees are "highly qualified candidates" and your implication that the Stratus board has caused and/or has contributed to "years of value destruction" as your beliefs. Also, qualify your assertion that security holders "may realize the true value of their shares" as your belief and provide support. By way of further example, in future filings, characterize the statements that "my interests are directly aligned with your interests" and "our interests are directly aligned" as your beliefs.

Additional Information and Where to Find It, page 2

25. Reliance upon Rule 14a-12 requires that you provide security holders solicited in reliance on this section a definitive proxy statement. Thus, in future disclosure, please delete "may" in the third sentence of the first paragraph under this section. Refer to Rule 14a-12(a)(2).

26. We note your reference advising security holders to read your definitive proxy statement. In future disclosure, please clarify that security holders may read your definitive proxy statement once it becomes available. Refer to Rule 14a-12(a)(1)(ii) and confirm your understanding.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions